Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

CAPITAL INCREASE IN MELCO RESORTS (MACAU) LIMITED

WAIVER FROM STRICT COMPLIANCE WITH THE LISTING RULES

Reference is made to the announcement of Melco International Development Limited (the “Company”) dated 27 November 2022 in relation to the provisional award by the Macau government of a gaming concession to Melco Resorts (Macau) Limited (“MRM”). MRM is accounted for as a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“MRE”). MRE is a consolidated subsidiary of the Company and has its American Depositary Shares listed on Nasdaq in the United States.

Requirements under Macau law for the grant of new gaming concessions, which apply to all the gaming concessions to be officially granted by the Macau government, include that (1) the holder of the gaming concession is a company incorporated in Macau (which is the case for MRM), (2) the registered share capital of the holder of the gaming concession be increased to not less than MOP 5 billion (equivalent to approximately HK$4.90 billion) and (3) not less than 15% of the voting share capital of the holder of the gaming concession is held by a Macau permanent resident who serves as the managing director of the gaming concession holder (the current managing director of MRM being Mr. Ho, Lawrence Yau Lung (“Mr. Ho”)).

Immediately before the capital increase, MRM’s issued share capital was MOP 1.01 billion (equivalent to approximately HK$0.99 billion), with two classes of shares, namely, Class A Shares and Class B Shares. The Class A Shares confer a right to receive an annual aggregate dividend, in respect of all the Class A Shares collectively, of up to MOP 1.00 and a preferential distribution in the event of liquidation of MRM or return of capital to the Class A Shareholders of an aggregate amount, in respect of all the Class A Shares collectively, of up to MOP 1.00. The Class A Shares do not confer any rights to any other dividends, distributions, return of capital, liquidation proceeds, return of par value or other sum of any nature from MRM. The Class B Shares confer the right to receive the amount of all dividends and other distributions from, and capital of, MRM after payment of the de minimis amount of MOP 1.00 in respect of the Class A Shares referred to above. The Class A Shares and the Class B Shares both confer voting rights, of one vote per share for holders of at least 100 shares. However, the Class A Shares do not entitle the holders to veto any decision in MRM’s general meetings. The Class B Shares have rights of first refusal in the event of any proposed transfer of Class A Shares. Any such transfer also requires approval by the Macau government.

Immediately before the capital increase, the Class A Shares represented 28% of MRM’s issued share capital, with the Class B Shares (which confer all the economic interest) representing 72% of MRM’s issued share capital. All of the issued shares of MRM were held by wholly-owned subsidiaries of MRE (as to approximately 89.99% and 0.01% by MCO Investments Limited and MCO Nominee One Limited, respectively), except for Class A shares representing 10% of MRM’s issued share capital which were held by Mr. Ho for the purpose of enabling MRM to qualify to hold its existing gaming sub-concession under the currently applicable provisions of Macau law.

Mr. Ho is a substantial shareholder, director, and the Chairman and Chief Executive Officer, of both the Company and MRE. Mr. Ho is therefore a connected person of the Company.

MRM is accounted for as an indirectly 100% owned subsidiary of MRE in MRE’s audited consolidated financial statements, because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other Class A shareholders, MOP 1.00 on the winding up or liquidation of MRM and to receive an aggregate annual dividend of MOP 1.00. However, as a result of the Class A Shares in MRM held by Mr. Ho representing 10% of the voting power at MRM’s general meetings, MRM technically falls within the definition of a “connected subsidiary” under Rule 14A.16 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Accordingly, the capital increase from MOP 1.01 billion to MOP 5 billion, required in order for MRM to be granted a new gaming concession, including 6,490,000 new Class A Shares issued to Mr. Ho to meet the requirement under Macau law of a Macau permanent resident managing director having not less than a 15% shareholding in the holder of a gaming concession and 4,682,000 new Class A Shares and 28,728,000 new Class B Shares issued to MCO Investments Limited, being fully contributed by a wholly-owned subsidiary of MRE, could technically be regarded as a connected transaction under Rules 14A.24(6) and Rule 14A.25 of the Listing Rules.

Moreover, as a result of the reduction of the voting share capital held by wholly-owned subsidiaries of MRE from 90% to 85%, the capital increase also constitutes a deemed disposal and a connected transaction for the Company under Rule 14.29 and Rule 14A.24(1) of the Listing Rules, respectively.

The Company has applied to the Stock Exchange for, and the Stock Exchange has granted (subject to the condition that the Company discloses the waiver, including the details and reasons, by way of this announcement), a waiver from strict compliance with the requirements under Rules 14A.24(1), 14A.24(6), 14A.25 and 14.29 of the Listing Rules for the following reasons:

1.

Mr. Ho is a director, and the Chairman and Chief Executive Officer, of both the Company and MRE. He holds Class A shares in MRM in that capacity, effectively in a fiduciary capacity, in order to enable MRM, MRE and the Company to comply with applicable Macau laws in relation to their Macau gaming business (in particular, the requirement under Article 19(2) of the Macau Gaming Law for the managing director of a concessionaire to hold at least 15% of the voting share capital of MRM). The structure has been specifically designed to ensure that any economic interest flowing to Mr. Ho is entirely de minimis. Mr. Ho is not receiving any economic benefit from his shareholding in MRM but undertakes significant obligations and liabilities, without additional compensation from MRM, for the benefit of MRE and the Company;

2.	the Class A Shares held by Mr. Ho carry no right to dividend beyond the aggregate annual dividend of MOP 1.00 in aggregate with other Class A shareholders and have no economic value;

3.	in the event of winding up or liquidation of MRM, Mr. Ho will only be entitled to, in aggregate with other Class A shareholders, up to MOP 1.00;

4.

MRE is effectively entitled to a 100% economic interest in MRM and MRM will continue to be accounted for as a wholly-owned subsidiary of MRE in MRE’s audited financial statements after the capital increase. The capital increase will be fully contributed by a wholly-owned subsidiary of MRE. It would be commercially unrealistic to require Mr. Ho to provide the contribution to MRE for the capital increase and such number of new Class A Shares to be issued to him because there is no actual economic benefit conferred to Mr. Ho through the capital increase;

5.	pursuant to MRM’s articles of association, the Class A Shares do not entitle their holders to veto any decision in MRM’s general meetings;

6.

the Class B Shares have rights of first refusal in the event of any proposed transfer of Class A Shares and any such transfer would also need to be approved by the Macau government. Mr. Ho will undertake that, to the extent permitted by law and subject to any determination by the Macau government, in the event of termination of his role as the managing director of MRM, he will transfer all the Class A Shares held by him to the new managing director of MRM for nominal consideration; and

7.

Mr. Ho will undertake to, to the extent permitted by law and subject to any determination by the Macau government, abstain from voting if MRM is to amend the articles of association of MRM with respect to the variation of rights of the Class A Shares. As a legal matter, it is not possible for Mr. Ho (who holds 15% of MRM’s total issued share capital after the capital increase) to unilaterally block or pass a resolution to vary the rights of the Class A Shares without the approval of the other shareholder of MRM (i.e., MCO Investments Limited), which, after the capital increase, holds approximately 13% out of 28% of the issued Class A Shares and all of the Class B Shares, which in aggregate represent approximately 85% of MRM’s total issued share capital (after the capital increase). Specifically, under Macau company law, any resolution for amendment of the articles could only normally be considered passed if at the relevant meeting shareholders who hold at least one-third of the capital are present or represented, and provided that they obtain favorable votes corresponding to two-thirds of the capital present or represented. Furthermore, the existing articles of association of MRM provide that any amendments to the articles must be approved by votes that represent at least 75% of the share capital of MRM.

The capital increase has been completed in accordance with the reasons for the grant of the Stock Exchange waiver described above.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 15 December 2022

Unless indicated otherwise, in this announcement, translations of quoted currency values are made on an approximate basis and at the rate of MOP 1.00 = HK$0.98 for illustration purposes only. Percentages and figures expressed have been rounded.

As at the date of this announcement, the board of directors of the Company comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; one Non-executive Director, namely Mr. Ng Ching Wo; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Tsui Che Yin, Frank and Ms. Karuna Evelyne Shinsho.

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